LORRAINE YOUNG FCIS
COMPANY SECRETARY

02015745

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6030
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

15 February 2002

RECEIVED
MAR 0 5 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

Lorraine Young
Company Secretary

3/8

82- 5205

BRAMBLES ANNOUNCES SALE OF NORTH-WESTERN SHIPPING AND TOWAGE

Brambles Industries Limited has today agreed to sell North-Western Shipping and Towage, its Tasmanian-based towage business, to a private investor.

The sale price for the business represents a significant premium over net assets to Brambles. The net assets of North-Western Shipping and Towage are approximately A$11.5 million. The sale, which is expected to be completed on 28 February 2002, will not have a material effect on the Group's earnings.

This sale marks the final stage in the withdrawal of Brambles' Marine Group from harbour towage activities. The group began exiting towage in the mid-1990s, with the sale of its Port Kembla (Wallace Tugs) and Sydney and Newcastle (J. Fenwick & Co.) towage activities.

Brambles continues to pursue its marine activities through Brambles Shipping (the major freight carrier between Tasmania and mainland Australia) and Jardine Shipping which operates a Cairns-based coastal shipping service.

15 February 2002

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Ron Burke Group General Manager, Corporate Affairs	+61 (0) 2 9256 5255
	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.